As filed with the Securities and Exchange Commission on June 4, 2007

Registration No. 33-47426

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST EFFECTIVE AMENDMENT NO. 3 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

VERNALIS PLC

(formerly known as BRITISH BIOTECH plc)

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

United Kingdom

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the Form of amended and restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 3 to the Registration Statement which is incorporated herein by reference.

Vernalis PLC (the “Company”) has been subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and has filed certain reports with, and submitted certain information to, the United States Securities and Exchange Commission (the “Commission”), which reports can be retrieved from the Commission’s internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549.  The Company has filed a Form 15F (“Form 15F”) with the Commission, which has suspended the Company’s duty under the Exchange Act to file or submit the reports required under Sections 13(a) or 15(d) of the Exchange Act. Upon the effectiveness of Form 15F, the Company’s duty to file or submit reports under Sections 13(a) or 15(d) of the Exchange Act will terminate and the Company will, pursuant to Rule 12g3-2(e)(1), receive the exemption from the reporting obligations of the Exchange Act provided by Rule 12g3-2(b).  In order to satisfy the conditions of Rule 12g3-2(b), the Company intends to publish the information contemplated in Rule 12g3-2(b)(1)(iii) under the Exchange Act on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market, and to translate the information so published into English in accordance with the instructions to Rule 12g3-2(e).  The Company has specified in Form 15F the internet website or the electronic information delivery system on which it intends to publish such information.  The information so published by the Company cannot be retrieved from the Commission’s internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission.  If the Form 15F is not declared effective, the Company will again be subject to the periodic reporting requirements of the Exchange Act and will be required to file with the Commission, and submit to the Commission, certain reports that can be retrieved from the Commission’s internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15, 16 and 18

securities

(iii)  The collection and distribution of dividends

Articles number 4, 12, 13, 15 and

18

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15, 16 and 18

soliciting material

(v)  The sale or exercise of rights

Articles number 13, 14, 15 and 18

(vi)  The deposit or sale of securities resulting from

Articles number 12, 13, 15, 17 and

dividends, splits or plans of reorganization

18

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to deposit of

Articles number 2, 3, 4, 5, 6, 8 and

withdraw the underlying securities

22

(x)  Limitation upon the liability of the depositary

Articles number 14, 18, 19 and 21

3.  Fees and Charges

Articles number 7 and 8

Item – 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of July 7, 1992, amended and restated as of August 5, 1996, and as amended and restated as of December 16, 2002, and as further amended and restated as of June 4, 2007, among Vernalis PLC, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. – Filed herewith as Exhibit 1.

b.

Form of Letter Agreement among British Biotech plc and The Bank of New York relating to pre-release activities. – Previously Filed.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously Filed.

e.

Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, June 4, 2007.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares of 5p nominal value per share, of Vernalis PLC.

By:

The Bank of New York,
 As Depositary

By:  /s/ David S. Stueber

Name:  David S. Stueber

Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, Vernalis PLC has caused this Post-Effective Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Winnersh, Berkshire, England on June 4, 2007.

VERNALIS PLC

By:

/s/ Anthony J. Weir

Name:   Anthony J. Weir
Title:  Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities indicated on June 4, 2007.

/s/ Peter Fellner

/s/ Sylvia McBrinn

Name:  Peter Fellner

Name:  Sylvia McBrinn

Director

Authorized U.S. Representative

/s/ John Slater

/s/ Anthony J. Weir

Name:  John Slater

Name:  Anthony J. Weir

Director

Principal Accounting Officer

/s/ John Hutchison

/s/ Anthony J. Weir

Name:  John Hutchison

Name:  Anthony J. Weir

Director

Principal Financial Officer

/s/ George Kennedy

/s/ Simon Sturge

Name:  George Kennedy

Name:  Simon Sturge

Director

Principal Executive Officer

/s/ Carol Ferguson

Name:  Carol Ferguson

Director

/s/ Peter Read

Name:  Peter Read

Director

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of July 7, 1992, amended and restated as of August 5, 1996, and as amended and restated as of December 16, 2002, and as further amended and restated as of June 4, 2007, among Vernalis PLC, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder.

5

Certification under Rule 466.